[GRAPHIC OMITTED]
                                                                  LAW DEPARTMENT
                                     THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                                                       1300 SOUTH CLINTON STREET
                                                            FORT WAYNE, IN 46802

                                               MARY JO ARDINGTON, SENIOR COUNSEL
                                                             Phone: 260-455-3917
                                                               Fax: 260-455-5135
                                                             mjardington@lnc.com

VIA FEDERAL EXPRESS

August 24, 2006

Ellen Sazzman, Senior Counsel
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
Mail Stop 5-6
100 F Street, NE
Washington, DC  20549-4644

RE:   Lincoln Life Variable Annuity Account N
      The Lincoln National Life Insurance Company
      Registration Statement on Form N-4 for
      Individual Variable Annuity Contracts
      Lincoln ChoicePlus Design, File No. 333-135039

Dear Ms. Sazzman:

         On behalf of The Lincoln National Life Insurance Company ("Lincoln") and Lincoln Life Variable Annuity Account N ("the Account"), enclosed is a courtesy copy of Pre-Effective Amendment No. 1 (the "Amendment") to the registration statement under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the "1940 Act"), on Form N-4 (the "Registration Statement") for certain individual variable annuity contracts (the "Contracts"). The Amendment will be filed with the Securities and Exchange Commission ("the Commission") via EDGAR on August 25, 2006.

         The initial registration statement was filed on June 15, 2006. The Amendment incorporates changes made in response to your comments by letter dated August 11, 2006. The Amendment also includes information necessary to complete the Registration Statement, including required financial statements and exhibits, and reflects certain clarifying and stylistic changes. The enclosed copies of the prospectus and statement of additional information included in the Amendment have been marked to show changes to the prospectus and statement of additional information in the initial registration statement for the Contracts.

         The following are Registrant's responses to the comments set forth in your August 11, 2006 letter:

1.    Multiple Prospectuses in a Single Registration Statement

      The Registrant proposed to combine three contracts "with different features, fees and charges" in one prospectus as part of this registration statement. . . . Please explain to staff the Registrant's basis for combining three new contracts with different features into one prospectus filed under this registration statement.

      Response: The Company believes that including three share classes of the Design product in the same Registration Statement is justified because, although the format is not one of the specific examples given in the 1995 Industry Comment Letter for multiple prospectuses, each share class is a class of the same base Contract. As with a multi-class mutual fund, the primary distinction between share classes of the Contract is a differential charge structure so that investors can choose the structure that best fits their investment objective - the Design 1 Contract has a typical seven-year deferred surrender charge schedule, while Design 2 has a shortened 4-year surrender charge period and Design 3 offers a bonus credit. Asset-based charges between the classes also vary. The base Contract was filed by the Company as one contract with the appropriate state insurance regulatory authorities, with the share class difference being reflected solely on the Contract Schedule and by the additional filing of "Bonus Credit" and "Persistency Credit" riders. The Company believes that this disclosure provides a benefit to contractowners by clearly setting forth the choices that a customer can make. All share classes will be available to all prospective purchasers. In addition, we have seen other registration statements in the marketplace with this format.

2.    Cover Page

      Persistency credits do not require the same disclosure as do bonus credits. Accordingly, please delete the reference to persistency credits in the second to the last paragraph on the cover page.

      Response:    This disclosure has been removed.

3.    Special Terms (p. 4)

      Please explain to staff why "selling group individuals" has been included as a special term in this prospectus and how it is used in the registration statement.

      Response: Selling group individuals can purchase the Design 3 contract without incurring an account fee (See Charges and Other Deductions - Account Fee
- p. 21). In addition, sales to selling group individuals may reduce or eliminate certain contract charges, so a bullet to that effect has been added to the paragraph entitled "Additional Information" under "Charges and Other Deductions" (p. 23).

4.    Contractowner Transaction Expense (p. 5)

      Please clarify whether bonus credits are considered purchase payments for purposes of calculating the surrender charge.

      Response: Bonus credits are not considered purchase payments for purposes of calculating the surrender charge. The definition for Purchase Payments (see Special Terms - p. 4) is: Amounts paid into the contracts other than bonus credits and persistency credits.

5.    Annual Fund Operating Expenses Tables (p. 7-10)

a. Footnote 1 (on p. 8) to the Separate Annual Fund Operating Expenses Table (on p. 7) refers to a one-time waiver arrangement that limits legal and accounting expenses paid to the advisor. Please describe in footnote 1 whether the arrangement is contractual or voluntary and the amount of the waiver arrangement. . . . If not, please delete the waiver from the table.
b.       Please explain to staff how the contractual waiver described in foot-
         note 4 [should be 3] on p. 8 was calculated for purposes of the Delaware VIP Capital Reserve Series (Service Class).
c. With respect to each fund of funds listed in the table, please disclose the range of underlying fund expenses in a footnote to the table.

      Response:
a.       This footnote will be deleted.
b. The calculation in the footnote (new footnote 2) is correct. For 2005, the investment management fee and other expenses were .71% which did not trigger a waiver of the management fee (the waiver went into effect at .80%). Therefore, the only waiver was .05% of the 12b-1 fees.
c. Footnote 20 provides the "Other Expenses" for the Profile Funds as well as the pro-rata share of expenses of the underlying funds based on the relative investments by the Profile Funds. These calculations were provided by the Profile Funds to us. This is consistent with the disclosure of expenses in the prospectus of the Profile Funds. We feel that the contract prospectus and Profile Fund prospectus should be consistent regarding this disclosure so as not to confuse contractowners.

6.    Example (p. 12)
a. Please confirm to staff that the examples do not reflect any fee waivers or reimbursements. The examples may reflect only contractual waivers for the duration of the contract and those that have also been disclosed in the Fund Operating Expenses table. See Form N-4, Item 3, and IC Release No. 25802, Footnote 15.
b. Please confirm to staff that the examples include the most expensive contract options including the bonus feature. Please also confirm to staff that with respect to the bonus feature, the fee figures in the examples do not include any incremental increase attributable to the additional amount that would be credited based on a $10,000 investment. See Form N-4, Item 3, Instruction 21.

      Response:
a. The examples provided are based on the total expenses of the underlying funds and do not reflect fee waivers or reimbursements.
b. The examples reflect the most expensive contract version available, the Design 3 (bonus), with the most expensive optional riders (death and living benefits). The bonus and persistency credits are not reflected in the examples.

7.    Summary (p. 12)

      The restatement of account fees in the Common Questions section may lead to confusion and should be deleted.

      Response:    We need to confirm exactly what charges you want deleted.
This has been the format of our prospectuses for many years.

8.    Description of the Funds (pp. 15-18)

      Please identify which investment options are funds of funds. See Form N-4,
Item 5(c). Please note that we may request additional information if any investment options are identified as funds of funds.

      Response: The following funds, collectively known as the Lincoln VIP Profile Funds, operate under a fund of funds structure: Lincoln VIP Conservative Profile Fund, Lincoln VIP Moderate Profile Fund, Lincoln VIP Moderately Aggressive Profile Fund and Lincoln VIP Aggressive Profile Fund. Consistent with Form N-4, Item 5(c), the prospectus contains a brief statement of the investment objective of each portfolio company.

9.    Rider Charges (p. 21)

a. Please clarify when the SmartSecurity Advantage charge terminates, i.e., when does the Registrant consider the accumulation period to end.
b. Please give an example to demonstrate how the charge for this rider is affected by bonus credits.

      Response:
a. The charge for the Lincoln SmartSecurity(R) Advantage is applicable only while the rider is in effect. Language was added to the prospectus for clarification.
b. Additional disclosure was added with a cross reference to the example in the Guaranteed Amount section on page 33.

10.   Purchase Payments (p. 25)

      Please clarify how the Registrant may limit purchase payments made to the contract.

      Response: The Registrant reserves the right to limit purchase payments into the contract. Affected contractowners will be notified of the restrictions, and the restrictions will be applied consistently to all contractowners.

11.   Lincoln SmartSecurity Advantage - Guaranteed Amount (p. 33)
a. Please clarify how purchase payments and bonus credits increase the Guaranteed Amount. Please consider giving an example.
b.      Please clarify whether the phrase "we will restrict purchase payment .
        . . " means that the Registrant will not allow any additional purchase payments to be made at all or just that the the payments will not increase the Guaranteed Amount.
c. Please revise the last sentence in the Guaranteed Amount section to disclose that the cost of the Rider also increases when additional bonus credits are received.

      Response:
a. Purchase payments and bonus credits increase the Guaranteed Amount by the amount of the purchase payments and bonus credits. This clarification and an example (for additional purchase payments and bonus credits) have been added.
b. Disclosure has been added to clarify that we may restrict purchase payments into the contract.
c.        This clarification has been added.

12.   Step-Ups of the Guaranteed Amount (pp. 33-34)
a. With respect to the Lincoln SmartSecurity Advantage - 1 Year Automatic Step-up option, please disclose if a contractowner can choose not to accept an automatic step-up in a particular year to avoid increased charges.
b. Please clarify the statement at the bottom of p. 33 (now page 34) that "if you choose, we will administer this election automatically so that a new ten year period of step-ups will begin at the end of each prior step-up period." For example, how long is the step-up period being referred to and how often will a new ten year period begin? Does this statement apply to only the 1 Year Automatic Step-up option? Please also provide an example that uses years.
c. Please clarify the statement at the bottom of p. 33 (now page 34) that a contractowner elected step-up may cause a change in the percentage charge for the benefit. Does the annual automatic step-up pursuant to the 1 Year Automatic Step-up option not result in an increase in the percentage charge? Please more clearly disclose the impact of the automatic step-up pursuant to the 1 Year Automatic Step-up option.

      Response:
a. The contractowner does not have the choice to accept or reject an automatic step-up within the ten-year period. The automatic step-up will occur.
b. The step-up period being referred to is a ten-year period. New ten-year periods can begin as long as the contractowner and annuitant are under age 81. This clarification and an example using years has been added to the disclosure. The order of the paragraphs has been changed to clearly identify that the automatic election for a new ten-year period is only available with the 1 Year Automatic option.
c. Any contractowner elected step-up (for both the 5 Year Elective and the 1 Year Automatic Step-up) may result in a change in the percentage charge. There is no change in the percentage charge when annual step-ups occur during a ten year period. This clarification has been added.

13.    Maximum Withdrawal Amount (pp. 34-35)
a. Please clarify how the Maximum Annual Withdrawal amount is increased by additional purchase payments and bonus credits. Please consider giving an example.
b.        Please clarify the reference to "interest adjustment' at the middle of
          p. 34. Please clarify that withdrawals in excess of the annual limit may also trigger an interest adjustment on the amount taken out of the fixed account, and include the impact of such an adjustment in the example.
c. Please clarify at the beginning of the example which option (5% or 7%) is being illustrated. Please explain how the initial Maximum Annual Withdrawal Amount of $5,000 was determined.

       Response:
a.        Clarification and an example have been added.
b. A cross-reference for the interest adjustment has been added in two places: for withdrawals within the Maximum Annual Withdrawal amount and withdrawals that exceed the Maximum Annual Withdrawal amount. An example of the interest adjustment calculation already exists in the Statement of Additional Information.
c.        The 5% option is being illustrated; clarification has been added.

14.    Lifetime Withdrawals (p. 35)
a. Please confirm to staff that there is no additional charge for the Lifetime Withdrawal feature.
b. Please clarify whether the Maximum Annual Withdrawal amount is guaranteed for the lifetime of the contractowner or some other individual (e.g., insured).
c. Please confirm to staff that the "waiting period" does not apply to withdrawals except with respect to the application of the Lifetime Withdrawal feature.
d. Please rephrase subparagraph 2) of the definition of waiting period to reflect a period of time until the contractowner reaches age 70.
e. In the paragraph that begins "If any withdrawal . . .", please delete the last phrase beginning with "is available only . . ." for purposes of clarity and consistency with the following sentence in the next paragraph.
f. In the second method to return to a lifetime payout after withdrawal during the Waiting Period, the prospectus states that resetting "may" reduce allowable withdrawals. Since the first paragraph indicates that restoration occurs almost any time there is an increase in contract value, please clarify when this election will not decrease the Guaranteed Amount.
g. In the example, please clarify that the 1 Year Automatic Step-Up option must be in effect. Please also specifically describe the conditions that the contractowner must satisfy before being able to reset the Maximum Annual Withdrawal amount. Please consider giving two examples, one for each of the ways that the Maximum Annual Withdrawal amount can return to a lifetime payout after a withdrawal, as described at the bottom of p. 35.

      Response:
a.        There is no additional charge for the Lifetime Withdrawal feature.
b. Clarification has been added that the Maximum Annual Withdrawal amount is guaranteed for the lifetime of the contractowner.
c. The waiting period does not apply to withdrawals except with respect to the application of the Lifetime Withdrawal feature.
d. The sentence has been rephrased as follows: "When the contractowner or the youngest of the contractowner and spouse is age 65."
e.        This sentence has been deleted.
f.        For the second method, the "may" has been changed to "will."
g. Two examples have been added to illustrate the ways the Maximum Annual Withdrawal amount can return to a lifetime payout after a withdrawal. We have specified that the 1 Year Automatic Step-up must be in effect.

15.  Guaranteed Amount Annuity Payout Option (p. 35-36)
a. Please clarify how the Guaranteed Amount Annuity Payout Option relates to the Lifetime Withdrawal option and to any more traditional annuity options available under this contract. Please give a reference to those other annuity options. Please also clarify how payment under this option relates to the Maximum Annual Withdrawal amount as described in the third and fourth sentences under this section heading.
b. Please explain when the contractowner chooses this option and when the contractowner can begin receiving payments under this option.

      Response:
a. The Guaranteed Amount Annuity Payout Option is not available with the lifetime withdrawal option. The Guaranteed Amount Annuity Payout Option is based on the Guaranteed Amount compared to other traditional annuity options that are based on the contract value. Guaranteed Amount Annuity payments are equal to the Maximum Annual Withdrawal amount.
b.        An explanation has been added regarding who would choose this option.

16.   Death of a Contractowner (p. 36)

         Please clarify under what circumstances the contract may be continued after the death of the surviving spouse under the Joint Life option as described in the middle of p. 36. Please specifically describe the circumstances under which it is better to choose to continue the existing payout or to choose a new Single Life option.

      Response: In response to the first question, regarding continuation after the surviving spouse's death, we included a cross-reference to the discussion for non-spouse beneficiaries in that same section. Regarding the second sentence, the factors a surviving spouse would use to decide whether to continue the existing payout or to select a single life option are listed at the bottom of the third paragraph in the Death Prior to the Annuity Commencement Date section. We have numbered them for clarity.

17.   i4Life Advantage Charges and 4Later Advantage Charges (pp. 41, 47, 50)

      Please explain to staff how the charges for these riders as shown at pp. 41, 47, 50, are reflected in the fee tables on pp. 5-6.

      Response: The fee table on pp. 5-6 reflects only the charges incurred during the accumulation phase (deferral period), not the charges in the payout phase in accordance with the instructions in Form N-4. Only the 4LaterSM Advantage charge that is assessed in the deferral period is included.

18.   Power of Attorney (Part C)

      Please provide a Power of Attorney that relates specifically to the Securities Act of 1933 file number of the new registration statement. See Rule 483(b) of the 1933 Act.

      Response: An updated Power of Attorney has been filed as Exhibit 10(b).

19.   Financial Statements, Exhibits, and Other Information

      Any financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

      Response: Financial statements, exhibits and any other required disclosures have been included in the pre-effective amendment to the registration statement. In addition, certain stylistic and administrative changes have been made.

20.   Tandy Representations

      Tandy Representations must be submitted.

      Response: In regards to the referenced filing, Lincoln and the Account (together "LNL") acknowledge the following:

o LNL is responsible for the adequacy and accuracy of the disclosure in the filing;

o The action of the Commission or the Staff in declaring this filing effective does not foreclose the Commission from taking any action with respect to the filing; and

o LNL may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A request for acceleration of the effective date of the registration statement will be filed on EDGAR once all issues have been resolved.
                             *****************

      We believe that the Registration Statement is now complete. Feel free to telephone me at 260-455-3917 with any questions. As always, thank you for your assistance.

Sincerely,

/s/ Mary Jo Ardington

Mary Jo Ardington
Senior Counsel

c: Harry Eisenstein, Esq.

Attachments